SCHEDULE 13E-3

Transaction Statement Under Section 13(e) of the Securities
Exchange Act of 1934 and Rule 13e-3 Thereunder

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934

Quadra Realty Trust, Inc.
(Name of the Issuer)

Quadra Realty Trust, Inc.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $.001 per share
(Title of Class of Securities)

746945104
(CUSIP Number of Class of Securities)

Evan F. Denner
Quadra Realty Trust, Inc.
622 Third Avenue,
30th Floor, New York, NY 10017
(212) 671-6400
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on
Behalf of Persons Filing Statement)

Copies to:

John A. Good
Bass, Berry & Sims PLC
100 Peabody Place, Suite 900
Memphis, TN 38103
Telephone: (901) 543-5901
Fax (901) 543-5999

This statement is filed in connection with (check the appropriate box):

☐ a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐ b. The filing of a registration statement under the Securities Act of 1933.
☑ c.  A tender offer.
☐ d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$178,879,309	$7,030

*	Calculated solely for purposes of determining the filing fee. The transaction value was determined based upon the sum of (a) $10.6506 per share of 16,795,233 shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), which represents the 25,725,333 shares of the Company’s Common Stock outstanding less the 8,930,100 shares of the Company’s Common Stock currently owned by the Purchaser and its affiliates.

**	The filing fee, calculated in accordance with Exchange Act Rule 0-11, was calculated by multiplying the transaction value by 0.00003930.

☑	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$7,030
Form or Registration No.:	Schedule TO
Filing Party:	HRECC Sub, Inc., a wholly-owned subsidiary of Hypo Real Estate Capital Corporation
Date Filed:	February 13, 2008

INTRODUCTION

This Schedule 13E-3 Transaction Statement (the “Transaction Statement”) is filed on behalf of Quadra Realty Trust, Inc., a Maryland corporation (the “Company” or “Quadra”) and relates to the offer by HRECC Sub Inc., a Maryland corporation (“Purchaser”) and a wholly-owned subsidiary of Hypo Real Estate Capital Corporation, a Delaware corporation (“Parent”), to purchase any and all outstanding shares of the Company’s common stock, par value $0.001 per share, not already owned by Parent and its affiliates, at $10.6506 per share net to the seller in cash (without interest and less applicable withholding taxes), less the amount of any dividends declared and paid (other than the $0.3494 dividend described below) with respect to the shares on or between the date of the Offer and the date (the “Acceptance Date”) Purchaser accepts and pays for shares validly tendered and not properly withdrawn (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 13, 2008 (the “Offer to Purchase”). The Offer to Purchase and the related Letter of Transmittal together with any amendments or supplements thereto, constitute the “Offer.”

In addition, on February 1, 2008, the Company declared a $0.3494 per share dividend payable to stockholders of the Company who hold shares of the Company’s common stock at the close of business on the last trading day immediately preceding the Acceptance Date (the “Dividend”). The Dividend will not be paid if the Offer is not closed. This will result in stockholders of the Company receiving $11.00 per share in the aggregate, an approximately 38% premium to the closing price of the Company’s common stock on the New York Stock Exchange on January 28, 2008 and an approximately 41% premium to the average closing price of the Company’s common stock for the 30 trading days ending on January 28, 2008. The Company expects to declare and pay an additional dividend immediately prior to the Acceptance Date, to the extent of the Company’s taxable income for the period beginning January 1, 2008 and ending on the date immediately preceding the Acceptance Date. Such dividend will reduce the Offer Price by the per share amount of any such dividend.

The Offer to Purchase and the related Letter of Transmittal were filed by Purchaser as Exhibits to the combined Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO, filed with the Securities and Exchange Commission (the “SEC”) on February 13, 2008 (the “Schedule TO”).

This Transaction Statement also relates to the Agreement and Plan of Merger dated as of January 28, 2008 by and among the Company, Parent and Purchaser (the “Merger Agreement”). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Maryland General Corporation Law, Purchaser will be merged with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation. At the effective time of the Merger, each issued and outstanding share of the Company’s common stock (other than shares that are to be cancelled pursuant to the Merger Agreement or are to otherwise remain outstanding pursuant to the terms of the Merger Agreement) will be converted into the right to receive the Offer Price, subject to reduction for dividends as described above.

Concurrent with the filing of this Schedule 13E-3, the Company is filing a Schedule 14D-9 Solicitation and Recommendation Statement (as amended from time to time, the “Schedule 14D-9”) under Section 14(d)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in response to the Schedule TO. A copy of the Schedule 14D-9 is attached hereto as Exhibit (a)(2)(A), a copy of the Offer to Purchase is attached as Exhibit (a)(1)(A) to this Transaction Statement and a copy of the Merger Agreement is filed as Exhibit 2.1 to the Form 8-K filed by the Company on January 29, 2008.

The cross references below are being supplied pursuant to General Instruction F and G to Schedule 13E-3 and show the location in the Schedule TO and Schedule 14D-9 of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Schedule TO and Schedule 14D-9, including all annexes thereto, is incorporated by reference herein, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in Schedule TO and Schedule 14D-9 and the annexes thereto. All information contained in this Transaction Statement concerning the Company, Parent or Purchaser has been provided by such person and not by any other person.

Item 1.	Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2.	Subject Company Information

Regulation M-A Item 1002

(a) Name and Address.  The name of the subject company is Quadra Realty Trust, Inc., a Maryland corporation. The address of the principal executive offices of the subject company is 622 Third Avenue, 30th Floor, New York, NY 10017 and the telephone number is (212) 671-6400.

(b) Securities.  The title of the class of equity securities to which this Transaction Statement relates is the Company’s common stock, $0.001 par value per share. As of February 12, 2008, there were 25,725,333 shares of the Company’s common stock issued and outstanding.

(c) Trading market and price.  The information set forth in the Offer to Purchase under “THE TENDER OFFER — 6. Price Range of Shares of the Company’s Common Stock” is incorporated herein by reference.

(d) Dividends.  The information set forth in the Offer to Purchase under “THE TENDER OFFER — 6. Price Range of Shares of the Company’s Common Stock” and “THE TENDER OFFER — 10. Dividends and Distributions” is incorporated herein by reference.

(e) Prior public offerings.  The Company completed the initial public offering of its common stock on February 21, 2007. The Company sold 16,670,000 shares of its common stock at a public offering price of $15.00 per share, resulting in aggregate proceeds to the Company of $232,546,500 before expenses of the offering.

(f) Prior stock purchases.  The Company has not repurchased any of its shares within the last 2 years.

Item 3.	Identity and Background of Filing Person(s)

Regulation M-A Item 1003

(a) Name and Address.  The name, business address and business telephone number of the Company, which is the person filing this statement, are set forth in Item 2(a) above, which information is incorporated herein by reference. The information set forth in “CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY” in the Information Statement of the Company attached to the Schedule 14D-9 as Annex I (the “Schedule 14D-9 Information Statement”) is incorporated by reference herein.

The information set forth in the Offer to Purchase under “THE TENDER OFFER — 8. Certain Information Concerning Parent, Purchaser, Hypo International and Hypo Holding” is incorporated herein by reference.

(b) Business and Background of Entities.  Not Applicable

(c) Business and Background of Natural Persons.  The information set forth in “CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY” in the Schedule 14D-9 Information Statement is incorporated by reference herein.

Item 4.	Terms of the Transaction

Regulation M-A Item 1004

(a) Material Terms.

The information set forth in the Schedule 14D-9 under “Item 4 — The Solicitation or Recommendation — Background of the Offer and Merger,” and “Item 4 — The Solicitation or Recommendation — Reasons for the Recommendation of the Special Committee and the Quadra Board” is incorporated herein by reference.

The information set forth in the Offer to Purchase under “SUMMARY TERM SHEET,” “THE TENDER OFFER — 1. Terms of the Offer; Expiration Date,” “THE TENDER OFFER — 2. Acceptance for Payment and Payment for Shares of the Company’s Common Stock,” “THE TENDER OFFER — 3. Procedures for Tendering Shares of the Company’s Common Stock,” “THE TENDER OFFER — 4. Withdrawals Rights.” “THE TENDER OFFER — 5. Certain U.S. Federal Income Tax Considerations,“ and “SPECIAL FACTORS — Certain Effects of the Offer and the Merger” is incorporated herein by reference.

The Merger Agreement is incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 29, 2008.

(c) Different Terms.  None.

(d) Appraisal Rights.

The information set forth in the Schedule 14D-9 under “Item 8. Additional Information — Appraisal Rights” is incorporated herein by reference.

The information set forth in the Offer to Purchase under “SUMMARY TERM SHEET,” and “SPECIAL FACTORS — No Dissenters’ Rights” is incorporated herein by reference.

The Merger Agreement is incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 29, 2008.

(e) Provisions for Unaffiliated Security Holders.  Security holders will be entitled to the Company’s corporate records in the manner permitted by applicable federal and Maryland state law; however, the Company is making no special provision to grant unaffiliated security holders access to its corporate files; nor is it making any special provision to allow unaffiliated security holders to obtain counsel or appraisal services at the expense of the Company.

(f) Eligibility for Listing or Trading.  Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005

(a) Transactions.  The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 4. The Solicitation or Recommendation — Background of the Offer and Merger” is incorporated herein by reference. The information set forth in “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS” in the Schedule 14D-9 Information Statement is incorporated by reference herein.

The information set forth in the Offer to Purchase under “SPECIAL FACTORS — Background of the Offer and the Merger,” “SPECIAL FACTORS — Interests of the Company’s Directors and

Executive Officers in the Offer and the Merger” and “SPECIAL FACTORS — Related Party Transactions” is incorporated herein by reference.

(b) Significant Corporate Events.  The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 4. The Solicitation or Recommendation — Background of the Offer and Merger” is incorporated herein by reference.

The information set forth in the Offer to Purchase under “SPECIAL FACTORS — Background of the Offer and the Merger” is incorporated herein by reference.

(c) Negotiations or Contacts.

The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 4. The Solicitation or Recommendation — Background of the Offer and Merger “ is incorporated herein by reference.

The information set forth in the Offer to Purchase under “SPECIAL FACTORS — Background of the Offer and the Merger” and “Special Factors — Related Party Transactions” is incorporated herein by reference.

The Merger Agreement is incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 29, 2008.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 4. The Solicitation or Recommendation — Intent to Tender” is incorporated herein by reference. The information set forth in “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS,” “COMPENSATION OF DIRECTORS” and “EXECUTIVE COMPENSATION” in the Schedule 14D-9 Information Statement is incorporated by reference herein.

The information set forth in the Offer to Purchase under “SUMMARY TERM SHEET”,“SPECIAL FACTORS — Background of the Offer and the Merger,” “SPECIAL FACTORS — Purpose of and Reasons for the Offer and the Merger; Consideration of Alternatives,” “SPECIAL FACTORS — Certain Effects of the Offer and the Merger”, “SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Offer and the Merger”, “SPECIAL FACTORS — Related Party Transactions,” “SPECIAL FACTORS — Prior Stock Purchases and Sales”, and “SPECIAL FACTORS — The Merger Agreement” is incorporated herein by reference.

The Merger Agreement is incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 29, 2008.

Item 6.	Purpose of the Transaction and Plans or Proposals

Regulation M-A Item 1006

(b) Use of Securities Acquired.

The information set forth in the Offer to Purchase under “SUMMARY TERM SHEET,” “SPECIAL FACTORS — Purpose of and Reasons for the Offer and the Merger; Considerations of Alternatives,” “SPECIAL FACTORS — Plans for the Company After the Offer and the Merger,” “SPECIAL FACTORS — Certain Effects of the Offer and the Merger,” and “SPECIAL FACTORS — The Merger Agreement” is incorporated herein by reference.

The Merger Agreement is incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 29, 2008.

(c)(1)-(8) Plans.

The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 4. The Solicitation or Recommendation — Background of the Offer and Merger” is incorporated herein by reference. The information set forth in “GENERAL” and “PARENT’S DESIGNEES” in the Schedule 14D-9 Information Statement is incorporated by reference herein.

The information set forth in the Offer to Purchase under “SUMMARY TERM SHEET,” “SPECIAL FACTORS — Background of the Offer and the Merger,” “SPECIAL FACTORS — Purpose of and Reasons for the Offer and the Merger; Considerations of Alternatives,” “SPECIAL FACTORS — Plans for the Company After the Offer and the Merger,” “SPECIAL FACTORS — Certain Effects of the Offer and the Merger,” “SPECIAL FACTORS — The Merger Agreement,” “THE TENDER OFFER — 6. Price Range of Shares of the Company’s Common Stock” and “THE TENDER OFFER — 10. Dividends and Distributions” is incorporated herein by reference.

The Merger Agreement is incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 29, 2008.

Item 7.	Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a) Purposes.  The information set forth in the Offer to Purchase under “SPECIAL FACTORS — Background of the Offer and the Merger,” “SPECIAL FACTORS — Purpose of and Reasons for the Offer and the Merger; Considerations of Alternatives,” “SPECIAL FACTORS — Plans for the Company After the Offer and the Merger” and “SPECIAL FACTORS — Certain Effects of the Offer and the Merger” is incorporated herein by reference.

(b) Alternatives.  The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation — Background of the Offer and Merger” and “Item 4. The Solicitation or Recommendation — Reasons for the Recommendation of the Special Committee and the Quadra Board” is incorporated herein by reference.

(c) Reasons.  The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation — Background of the Offer and Merger” and “Item 4. The Solicitation or Recommendation — Reasons for the Recommendation of the Special Committee and the Quadra Board” is incorporated herein by reference.

The information set forth in the Offer to Purchase under “SPECIAL FACTORS — Background of the Offer and the Merger,” “SPECIAL FACTORS — Position of the Company Regarding the Fairness of the Offer and the Merger,” “SPECIAL FACTORS — Purpose of and Reasons for the Offer and the Merger; Considerations of Alternatives,” “SPECIAL FACTORS — Plans for the Company After the Offer and the Merger,” and “SPECIAL FACTORS — Certain Effects of the Offer and the Merger,” and “SPECIAL FACTORS — No Dissenters’ Rights” is incorporated herein by reference.

(d) Effects.  The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” “Item 8. Additional Information — Regulatory Approvals,” “Item 8. Additional Information — Vote Required to Approve the Merger; Short form Merger,” “Item 8. Additional Information — Section 14(f) Information Statement” and “Item 8. Additional Information — Appraisal Rights” is incorporated herein by reference.

The information set forth in the Offer to Purchase under “SPECIAL FACTORS — Background of the Offer and the Merger,” “SPECIAL FACTORS — Purpose of and Reasons for the Offer and the Merger; Considerations of Alternatives,” “SPECIAL FACTORS — Plans for the Company After the Offer and the Merger,” “SPECIAL FACTORS — Certain Effects of the Offer and the Merger,” “SPECIAL FACTORS — The Merger Agreement,” “SPECIAL FACTORS — No Dissenters’ Rights,”

“THE TENDER OFFER — 5. Certain U.S. Federal Income Tax Considerations,” “THE TENDER OFFER — 10. Dividends and Distributions” and “THE TENDER OFFER — 12. Certain Legal Matters; Required Regulatory Approvals” is incorporated herein by reference.

The Merger Agreement is incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 29, 2008.

Item 8.	Fairness of the Transaction

Regulation M-A Item 1014

(a) Fairness.

The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation — Background of the Offer and Merger,” “Item 4. The Solicitation or Recommendation — Reasons for the Recommendation of the Special Committee and the Quadra Board,” “Item 8. Additional Information — Opinion of the Special Committee’s Financial Advisor” and Annex II of the Schedule 14D-9 is incorporated herein by reference.

The information set forth in the Offer to Purchase under “SPECIAL FACTORS — Background of the Offer and the Merger,” “SPECIAL FACTORS — Position of the Company Regarding the Fairness of the Offer and the Merger,” “SPECIAL FACTORS — Purpose of and Reasons for the Offer and the Merger; Consideration of Alternatives,” “SPECIAL FACTORS — Position of Parent, Purchaser, Hypo International and Hypo Holding as to Fairness” and “SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Offer and the Merger” is incorporated herein by reference.

(b) Factors Considered in Determining Fairness.

The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation — Background of the Offer and Merger,” “Item 4. The Solicitation or Recommendation — Reasons for the Recommendation of the Special Committee and the Quadra Board,” “Item 8. Additional Information — Opinion of the Special Committee’s Financial Advisor,” “Item 5 — Persons/Assets, Retained, Employed, Compensated or Used” and Annex II of the Schedule 14D-9 is incorporated herein by reference.

The information set forth in the Offer to Purchase under “SPECIAL FACTORS — Background of the Offer and the Merger,” “SPECIAL FACTORS — Position of the Company Regarding the Fairness of the Offer and the Merger,” “SPECIAL FACTORS — Purpose of and Reasons for the Offer and the Merger; Consideration of Alternatives” and “SPECIAL FACTORS — Position of Parent, Purchaser, Hypo International and Hypo Holding as to Fairness” is incorporated herein by reference.

(c) Approval of Security Holders.  The transaction is structured so that the Offer will only be consumated if 55% of the Company’s stockholders (other than Parent and its affiliates) tender their shares of the Company’s common stock in response to the offer.

The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation — Reasons for the Recommendation of the Special Committee and the Quadra Board,” “Item 8. Additional Information — Appraisal Rights,” “Item 8. Additional Information — Vote Required to Approve the Merger” is incorporated herein by reference.

The information set forth in the Offer to Purchase under “SUMMARY TERM SHEET,” “SPECIAL FACTORS — Background of the Offer and the Merger,” “SPECIAL FACTORS — Purpose of and Reasons for the Offer and the Merger; Consideration of Alternatives,” “SPECIAL FACTORS — The Merger Agreement,” “SPECIAL FACTORS — No Dissenters’ Rights,” “THE TENDER OFFER — 1. Terms of the Offer; Expiration Date” and “THE TENDER OFFER — 11. Certain Conditions to the Offer” is incorporated herein by reference.

The Merger Agreement is incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 29, 2008.

(d) Unaffiliated Representative.  An unaffiliated representative has not been retained for the purpose of representing unaffiliated security holders in negotiating the terms of the Offer and the Merger, or preparing a report concerning the fairness of the transaction.

The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation — Background of the Offer and Merger,” “Item 5 — Persons/Assets, Retained, Employed, Compensated or Used.” “Item 4. The Solicitation or Recommendation — Reasons for the Recommendation of the Special Committee and the Quadra Board,” and “Item 8. Additional Information — Opinion of the Special Committee’s Financial Advisor” is incorporated herein by reference.

The information set forth in the Offer to Purchase under “SPECIAL FACTORS — Background of the Offer and the Merger,” “SPECIAL FACTORS — Position of the Company Regarding the Fairness of the Offer and the Merger,” “SPECIAL FACTORS — Purpose of and Reasons for the Offer and the Merger; Consideration of Alternatives” and “SPECIAL FACTORS — Position of Parent, Purchaser, Hypo International and Hypo Holding as to Fairness” is incorporated herein by reference.

(e) Approval of Directors.  The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation — Background of the Offer and Merger” and “Item 4. The Solicitation or Recommendation — Reasons for the Recommendation of the Special Committee and the Quadra Board” is incorporated herein by reference.

The information set forth in the Offer to Purchase under “SUMMARY TERM SHEET — What Does the Company’s Board of Directors Think of the Offer?,” “SPECIAL FACTORS — Background of the Offer and the Merger,” “SPECIAL FACTORS — Position of the Company Regarding the Fairness of the Offer and the Merger,” “SPECIAL FACTORS — Purpose of and Reasons for the Offer and the Merger; Consideration of Alternatives” and “SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Offer and the Merger” is incorporated herein by reference.

(f) Other Offers.  None.

Item 9.	Reports, Opinions, Appraisals and Certain Negotiations

Regulation M-A Item 1015

(a) Report, Opinion or Appraisal.

The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation — Background of the Offer and Merger,” “Item 4. The Solicitation or Recommendation — Reasons for the Recommendation of the Special Committee and the Quadra Board,” “Item 4. The Solicitation or Recommendation — Reasons for the Recommendation of the Special Committee and the Quadra Board — Opinion of the Special Committee’s Financial Advisor,” “Item 5 — Persons/Assets, Retained, Employed, Compensated or Used” and Annex II of the Schedule 14D-9 is incorporated herein by reference.

The information set forth in the Offer to Purchase under “SPECIAL FACTORS — Background of the Offer and the Merger,” “SPECIAL FACTORS — Position of the Company Regarding the Fairness of the Offer and the Merger,” “SPECIAL FACTORS — Position of Parent, Purchaser, Hypo International and Hypo Holding as to Fairness,” “SPECIAL FACTORS — Summary of JP Morgan Preliminary Valuation Overview,” and “TENDER OFFER — 6. Price Range of Shares of the Company’s Common Stock” is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal.

The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation — Background of the Offer and Merger,” “Item 4. The Solicitation or Recommendation — Reasons for the Recommendation of the Special Committee and the Quadra Board,” “Item 4. The Solicitation or Recommendation — Reasons for the Recommendation of the Special Committee and the Quadra Board — Opinion of the Special Committee’s Financial Advisor,” “Item 5 — Persons/Assets, Retained, Employed, Compensated or Used,” “Item 8. Additional Information — Opinion of the Special Committee’s Financial Advisor” and Annex II thereto, is incorporated herein by reference.

The information set forth in the Offer to Purchase under “SPECIAL FACTORS — Background of the Offer and the Merger,” “SPECIAL FACTORS — Position of the Company Regarding the Fairness of the Offer and the Merger,” “SPECIAL FACTORS — Position of Parent, Purchaser, Hypo International and Hypo Holding as to Fairness” and “SPECIAL FACTORS — Summary of JP Morgan Preliminary Valuation Overview” is incorporated herein by reference.

(c) Availability of Documents.  The opinion of the Financial Advisor to the Special committee of the Board of Directors of the Company is attached as Annex II to the Schedule 14D-9, and will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of shares of the Company’s common stock or representative of the interested holder who has been so designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a) Source of Funds.  The information set forth in the Offer to Purchase under “SUMMARY TERM SHEET” and “THE TENDER OFFER — 9. Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions.  The information set forth in the Offer to Purchase under “SUMMARY TERM SHEET” and “THE TENDER OFFER — 9. Source and Amount of Funds” is incorporated herein by reference.

The Merger Agreement is incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 29, 2008.

(c) Expenses.  The information set forth in the Schedule 14D-9 under “Item 5. Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.

The information set forth in the Offer to Purchase under “SUMMARY TERM SHEET,” “SPECIAL FACTORS — The Merger Agreement,” “THE TENDER OFFER — 13. Certain Fees and Expenses” and “THE TENDER OFFER — 9. Source and Amount of Funds” is incorporated herein by reference.

The Merger Agreement is incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 29, 2008.

(d) Borrowed Funds.  The information set forth in the Offer to Purchase under “SUMMARY TERM SHEET” and “SPECIAL FACTORS — The Merger Agreement” is incorporated herein by reference.

The Merger Agreement is incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 29, 2008.

Item 11.	Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a) Securities Ownership.  The information set forth in “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” of the Schedule 14D-9 Information Statement and in the Offer to Purchase in “SPECIAL FACTORS — Security Ownership of Certain Beneficial Ownership and Management” is incorporated by reference herein.

(b) Securities Transactions. Except as set forth below, no transactions in shares of the Company’s common stock have been effected during the 60 days prior to the date hereof, by the Company or, to the Company’s knowledge, by any executive officer, director or affiliate of the Company:

Lawrence A. Weinbach, a director of the Company, received a grant of 133.22 Stock Units on November 30, 2007, 3,109.46 Stock Units on January 2, 2008 and 281.86 Stock Units on January 16, 2008, pursuant to the Company’s Independent Director Deferred Compensation Plan.

Robert H. Mundheim, a director of the Company, received a grant of 133.22 Stock Units on November 30, 2007, 3,109.46 Stock Units on January 2, 2008 and 281.86 Stock Units on January 16, 2008, pursuant to the Company’s Independent Director Deferred Compensation Plan.

Thomas F. McDevitt, a director of the Company, received a grant of 66.61 Stock Units on November 30, 2007, 1,554.73 Stock Units on January 2, 2008 and 140.93 Stock Units on January 16, 2008, pursuant to the Company’s Independent Director Deferred Compensation Plan.

Ronald M. Stuart, a director of the Company, received a grant of 106.57 Stock Units on November 30, 2007, 2,487.57 Stock Units on January 2, 2008 and 225.49 Stock Units on January 16, 2008, pursuant to the Company’s Independent Director Deferred Compensation Plan.

Robert R. Glauber, a director of the Company, received 1,554 shares of the Company’s common stock on January 2, 2008, which represents a portion of his director fee paid by the Company.

Item 12.	The Solicitation or Recommendation

Regulation M-A Item 1012

(d) Intent to Tender or Vote in a Going-Private Transaction.  The information set forth in the Offer to Purchase under “SUMMARY TERM SHEET — Have Any Shareholders Agreed to Tender Their Shares,” “SPECIAL FACTORS — Prior Stock Purchases and Sales,” and “SPECIAL FACTORS — Security Ownership of Certain Beneficial Owners and Management” in incorporated herein by reference.

The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation — Background of the Offer and Merger” and “Item 4. The Solicitation or Recommendation — Reasons for the Recommendation of the Special Committee and the Quadra Board — Intent to Tender” is incorporated herein by reference.

(e) Recommendations of Others.  The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation — Background of the Offer and Merger” and “Item 4. The Solicitation or Recommendation — Reasons for the Recommendation of the Special Committee and the Quadra Board — Intent to Tender” is incorporated herein by reference.

The information set forth in the Offer to Purchase under “SUMMARY TERM SHEET,” “SPECIAL FACTORS — Prior Stock Purchases and Sales,” and “SPECIAL FACTORS — Background of the Offer and the Merger” is incorporated herein by reference.

Item 13.	Financial Information

Regulation M-A Item 1010

(a) Financial Information.

The audited consolidated financial statement of the Company as of and for the fiscal year ended December 31, 2006 is incorporated herein by reference from the Company’s Registration Statement on Form S-11 (File Number 333-138591) filed with the SEC on February 1, 2007.

The unaudited consolidated financial statements of the Company for the quarterly period ended March 31, 2007 are incorporated herein by reference from the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2007. The unaudited consolidated financial statements of the Company for the quarterly period ended June 30, 2007 are incorporated herein by reference from the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 14, 2007. The unaudited consolidated financial statements of the Company for the quarterly period ended September 30, 2007 are incorporated herein by reference from the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 13, 2007.

The information set forth in the Offer to Purchase under “THE TENDER OFFER — 7. Certain Information Concerning the Company — Book Value Per Share” which is incorporated herein by reference.

(b) Pro Forma Information.  Not Applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a) Solicitations or Recommendations.

The Company has not employed, retained or compensated and does not currently intend to employ, retain or compensate any person to make solicitations.

The information set forth in the Offer to Purchase under “THE TENDER OFFER — 13. Certain Fees and Expenses” is incorporated herein by reference.

(b) Employees and Corporate Assets.

Employees of the Company may perform administrative tasks in connection with the Offer, and they will be not be separately compensated for such services.

Item 15.	Additional Information

Regulation M-A Item 1011

(b) Other Material Information.

The information set forth in the Schedule 14D-9 under “Item 8. Additional Information” is incorporated herein by reference.

The information set forth in the Offer to Purchase under “THE TENDER OFFER — 12. Certain Legal Matters; Required Regulatory Approvals” and “THE TENDER OFFER — 14. Miscellaneous” is incorporated herein by reference.

The Merger Agreement is incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 29, 2008.

Item 16.	Exhibits

Exhibit
Number	Description

(a)(1)(A)	Offer to Purchase, dated February 13, 2008 (incorporated by reference to Exhibit(a)(1)(A) to the Schedule TO).
(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit(a)(1)(B) to the Schedule TO).
(a)(1)(C)	Joint press release of Quadra Realty Trust Inc. and Hypo Real Estate Capital Corporation dated as of January 29, 2008, concerning the Offer and the Merger (incorporated by reference from the Schedule 14D-9C filed by the Company with the SEC on January 29, 2008).
(a)(1)(D)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit(a)(1)(F) of the Schedule TO).
(a)(1)(E)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit(a)(1)(C) to the Schedule TO).
(a)(1)(F)	Letter from Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit(a)(1)(D) to the Schedule TO).
(a)(1)(G)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit(a)(1)(E) to the Schedule TO).
(a)(2)(A)	Solicitation/Recommendation Statement on Schedule 14D-9, filed by the Company with the SEC on February 13, 2008 (incorporated by reference).
(a)(2)(B)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder, incorporated by reference to Annex I to the Schedule 14D-9 filed by the Company on February 13, 2008.
(a)(2)(C)	Letter to Stockholders of the Company, dated February 13, 2008 from Robert H. Mundheim, Chairman of the Board of Directors of the Company (incorporated by reference to Annex III of the Schedule 14D-9 filed by the Company on February 13, 2008).
(c)(1)	Opinion of The Blackstone Group, financial advisor to the special committee of the board of directors of the Company, dated January 27, 2008 (incorporated by reference to Annex II of the Schedule 14D-9).
(d)(1)	Agreement and Plan of Merger, dated January 28, 2008, by and among Quadra Realty Trust, Inc., Hypo Real Estate Capital Corporation and HRECC Sub Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Quadra Realty Trust, Inc with the SEC on January 29, 2008).
(d)(2)	Form of Management Agreement between Quadra Realty Trust, Inc. and Hypo Capital Real Estate Capital Corporation (incorporated by reference to Exhibit 10.2 to Amendment No. 2 to the Registration Statement on Form S-11 (Registration No. 333-138591) filed by Quadra Realty Trust, Inc. with the SEC on February 1, 2007).
(d)(3)	Form of Restricted Stock Award Agreement under Quadra Realty Trust, Inc. Manager Equity Plan between Quadra Realty Trust, Inc. and Hypo Real Estate Capital Corporation (incorporated by reference to Exhibit 10.9 to Amendment No. 2 to the Registration Statement on Form S-11 (Registration No. 333-138591) filed by Quadra Realty Trust, Inc. with the SEC on February 1, 2007).
(d)(4)	Form of Registration Rights Agreement between Quadra Realty Trust, Inc. and Hypo Real Estate Capital Corporation (incorporated by reference to Exhibit 10.1 to Amendment No. 2 to the Registration Statement on Form S-11 (Registration No. 333-138591) filed by Quadra Realty Trust, Inc. with the SEC on February 1, 2007).
(d)(5)	Form of Contribution Agreement between Quadra Realty Trust, Inc. and Hypo Real Estate Capital Corporation (incorporated by reference to Exhibit 10.3 to Amendment No. 2 to the Registration Statement on Form S-11 (Registration No. 333-138591) filed by Quadra Realty Trust, Inc. with the SEC on February 1, 2007).

Exhibit
Number	Description

(d)(6)	Confidentiality Agreement, between Hypo Real Estate Holding AG and the Company, dated November 16, 2007 (incorporated by reference to Exhibit(e)(5) to the Schedule 14D-9 filed by the Company on February 13, 2008).
(g)	None.
(x)	Resolution authorizing the Chairman of the Board to sign.

SIGNATURES

After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated February 13, 2008

QUADRA REALTY TRUST, INC.

By:	/s/ Robert H. Mundheim
Name:     Robert H. Mundheim

Title:	Chairman of the Board of Directors